UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Skillsoft Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

17143G106

(CUSIP Number)

MIH Learning B.V.

Symphony Offices

Gustav Mahlerplein 5

1082 MS Amsterdam

048624

Attn: Wayne Benn

+852 2202 5789

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17143G106

1	NAME OF REPORTING PERSONS MIH Learning B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 77,916,895 Class A common stock*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 77,916,895 Class A common stock*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,916,895 Class A common stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%**
14	TYPE OF REPORTING PERSON CO

*

The Reporting Person beneficially owns 77,916,895 shares of Class A common stock, par value $0.0001 per share, of the Issuer. The number of shares of Class A common stock beneficially owned by the Reporting Person includes (i) 50,000,000 shares of Class A common stock owned prior to the date hereof, (ii) Warrants exercisable for 16,666,667 shares of Class A common stock and (iii) 11,250,228 shares of Class A common stock received in connection with the Mergers (as described below) (including 193,477 shares held in escrow in accordance with the terms of the Merger Agreement (as described below)).

**

The percentage ownership is based upon a total of 180,205,620 shares of Class A common stock outstanding (consisting of (i) 133,164,526 shares of Class A common stock reported in the Issuer’s definitive merger proxy statement filed on February 28, 2022, (ii) the Warrants exercisable for 16,666,667 shares of Class A common stock and (iii) 30,374,427 shares of Class A common stock issued in the Mergers).

CUSIP No. 17143G106

1	NAME OF REPORTING PERSONS Prosus N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 77,916,895 Class A common stock*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 77,916,895 Class A common stock*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,916,895 Class A common stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%**
14	TYPE OF REPORTING PERSON CO

*

The Reporting Person beneficially owns 77,916,895 shares of Class A common stock, par value $0.0001 per share, of the Issuer. The number of shares of Class A common stock beneficially owned by the Reporting Person includes (i) 50,000,000 shares of Class A common stock owned prior to the date hereof, (ii) Warrants exercisable for 16,666,667 shares of Class A common stock and (iii) 11,250,228 shares of Class A common stock received in connection with the Mergers (as described below) (including 193,477 shares held in escrow in accordance with the terms of the Merger Agreement (as described below)).

**

The percentage ownership is based upon a total of 180,205,620 shares of Class A common stock outstanding (consisting of (i) 133,164,526 shares of Class A common stock reported in the Issuer’s definitive merger proxy statement filed on February 28, 2022, (ii) the Warrants exercisable for 16,666,667 shares of Class A common stock and (iii) 30,374,427 shares of Class A common stock issued in the Mergers).

CUSIP No. 17143G106

1	NAME OF REPORTING PERSONS Naspers Limited*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 77,916,895 Class A common stock*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 77,916,895 Class A common stock*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,916,895 Class A common stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%**
14	TYPE OF REPORTING PERSON CO

*

Naspers Limited (“Naspers”) employs a differential voting structure involving two South African entities, Naspers Beleggings (RF) Beperk (“Nasbel”) and Keeromstraat 30 Beleggings (RF) Beperk (“Keerom”), the sole remit of which is to protect the continued independence of Naspers, hold ordinary shares of Naspers that respectively represent approximately 33.8% and 21.2% of the voting rights in respect of all Naspers shares. Each of Nasbel and Keerom disclaims beneficial ownership of all shares of Class A common stock owned by the Reporting Persons.

**

The Reporting Person beneficially owns 77,916,895 shares of Class A common stock, par value $0.0001 per share, of the Issuer. The number of shares of Class A common stock beneficially owned by the Reporting Person includes (i) 50,000,000 shares of Class A common stock owned prior to the date hereof, (ii) Warrants exercisable for 16,666,667 shares of Class A common stock and (iii) 11,250,208 shares of Class A common stock received in connection with the Mergers (as described below) (including 193,477 shares held in escrow in accordance with the terms of the Merger Agreement (as described below)).

***

The percentage ownership is based upon a total of 180,205,620 shares of Class A common stock outstanding (consisting of (i) 133,164,526 shares of Class A common stock reported in the Issuer’s definitive merger proxy statement filed on February 28, 2022, (ii) the Warrants exercisable for 16,666,667 shares of Class A common stock and (iii) 30,374,427 shares of Class A common stock issued in the Mergers).

This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) relates to the Class A common stock, par value $0.0001 per share (the “Class A common stock”), of Skillsoft Corp., a Delaware corporation (the “Issuer”) and amends the Schedule 13D filed on June 14, 2021 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is amended by replacing the fifth and sixth paragraphs under (a) – (c) in Item 2 of the Schedule 13D with the following:

The name, state or other place of organization and address of the principal office of each of the Reporting Persons and the other Naspers Entities are set forth on Schedule A attached hereto and are incorporated herein by reference. The Reporting Persons are a global consumer internet group operating across a variety of platforms and geographies, and are also one of the largest technology investors in the world.

The name, citizenship, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such present principal occupation or employment is conducted, of each director and executive officer of the Naspers Entities (collectively referred to herein as the “Directors and Officers”) are set forth on Schedule B attached hereto and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended by adding the following:

The information set forth under Item 4 is incorporated in this Item 3 in its entirety.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

On April 4, 2022, the Issuer consummated the transactions contemplated by the Agreement and Plan of Merger, dated as of December 22, 2021 (the “Merger Agreement”), by and among the Issuer, Ryzac, Inc., a Delaware corporation (“Codecademy”), Skillsoft Finance II, Inc., a Delaware corporation and indirect wholly-owned subsidiary of the Issuer (“Borrower”), Skillsoft Newco I, Inc., a Delaware corporation and direct wholly-owned subsidiary of Borrower (“Merger Sub I”), Skillsoft Newco II, LLC, a Delaware limited liability company and direct wholly-owned subsidiary of Borrower (“Merger Sub II”), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the representative of the equity holders of Codecademy, pursuant to which, subject to the terms and conditions set forth therein, Merger Sub I merged with and into Codecademy (the “First Merger”), with Codecademy being the surviving corporation of the First Merger (the “Surviving Corporation”), and immediately following the First Merger and as part of the same overall transaction, the Surviving Corporation merged with and into Merger Sub II, with Merger Sub II being the surviving company and an indirect wholly-owned subsidiary of the Company (the “Second Merger” and, together with the First Merger, the “Mergers”).

In connection with the Mergers, Prosus Services B.V. an affiliate of the Reporting Persons, as beneficial owners of (i) 4,117,714 shares of Codecademy Series C Preferred Stock, (ii) 575,865 shares of Codecademy Series D Preferred Stock and (iii) 1,350,342 shares of Codecademy common shares, received 11,250,228 shares of Class A common stock (including 193,477 shares held in escrow in accordance with the terms of the Merger Agreement) as merger consideration (the “Consideration Shares”). Following completion of the Mergers, Prosus Services B.V. assigned all of its rights to the Consideration Shares to MIH Learning.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

(a) (b) The aggregate number of shares of Class A common stock to which this Schedule 13D relates is 77,916,895 shares of Class A common stock (consisting of (i) 50,000,000 shares of Class A common stock owned prior to the date hereof, (ii) Warrants exercisable for 16,666,667 shares of Class A common stock and (iii) 11,250,228 shares of Class A common stock received in connection with the Mergers (including 193,477 shares held in escrow in accordance with the terms of the Merger Agreement)). Based upon a total of 180,205,620 shares of Class A common stock outstanding (consisting of (i) 133,164,526 shares of Class A common stock reported in the Issuer’s definitive merger proxy statement filed on February 28, 2022, (ii) the Warrants exercisable for 16,666,667 shares of Class A common stock and (iii) 30,374,427 shares of Class A common stock issued in the Mergers), the Reporting Persons’ shares of Class A common stock collectively represent approximately 43.2% of the outstanding shares of Class A common stock.

(i) MIH Learning

(a) MIH Learning may be deemed the beneficial owner of 77,916,895 shares of Class A common stock (consisting of (i) 50,000,000 shares of Class A common stock owned prior to the date hereof, (ii) Warrants exercisable for 16,666,667 shares of Class A common stock and (iii) 11,250,228 shares of Class A common stock received in connection with the Mergers (including 193,477 shares held in escrow in accordance with the terms of the Merger Agreement)).

(b)       1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 77,916,895 shares of Class A common stock (including 193,477 shares held in escrow in accordance with the terms of the Merger Agreement)

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 77,916,895 shares of Class A common stock (including 193,477 shares held in escrow in accordance with the terms of the Merger Agreement)

(ii) Prosus N.V.

(a) Prosus N.V. may be deemed the beneficial owner of 77,916,895 shares of Class A common stock (consisting of (i) 50,000,000 shares of Class A common stock owned prior to the date hereof, (ii) Warrants exercisable for 16,666,667 shares of Class A common stock and (iii) 11,250,228 shares of Class A common stock received in connection with the Mergers (including 193,477 shares held in escrow in accordance with the terms of the Merger Agreement)). MIH Learning is controlled by Prosus and Naspers, which share voting and dispositive control over the shares held by MIH Learning, and therefore Prosus and Naspers may be deemed to share beneficial ownership of such shares.

(b)       1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 77,916,895 shares of Class A common stock (including 193,477 shares held in escrow in accordance with the terms of the Merger Agreement)

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 77,916,895 shares of Class A common stock (including 193,477 shares held in escrow in accordance with the terms of the Merger Agreement)

(iii) Naspers Limited

(a) Naspers Limited may be deemed the beneficial owner of 77,916,895 shares of Class A common stock (consisting of (i) 50,000,000 shares of Class A common stock owned prior to the date hereof, (ii) Warrants exercisable for 16,666,667 shares of Class A common stock and (iii) 11,250,228 shares of Class A common stock received in connection with the Mergers (including 193,477 shares held in escrow in accordance with the terms of the Merger Agreement)). MIH Learning is controlled by Prosus and Naspers, which share voting and dispositive control over the shares held by MIH Learning, and therefore Prosus and Naspers may be deemed to share beneficial ownership of such shares.

(b)       1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 77,916,895 shares of Class A common stock (including 193,477 shares held in escrow in accordance with the terms of the Merger Agreement)

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 77,916,895 shares of Class A common stock (including 193,477 shares held in escrow in accordance with the terms of the Merger Agreement)

(c) The response set forth in Item 4 of this Amendment No. 1 is incorporated herein by reference and is qualified in its entirety by reference to the Merger Agreement.

(d) MIH Learning is currently the only person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A common stock.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended by adding the following:

The information set forth under Item 4 is incorporated in this Item 6 in its entirety.

In connection with the closing of the Mergers, the Issuer entered into a Registration Rights Agreement, dated as of April 4, 2022, with certain former equity holders of Codecademy, including Prosus Services B.V. and MIH Edtech Investments (the “RRA Holders”). Pursuant to the Registration Rights Agreement, among other things, the Issuer (a) is required to file with the Securities and Exchange Commission a registration statement registering for public resale the shares of common stock received by the RRA Holders as part of the Mergers and (b) will grant certain RRA Holders certain demand and piggyback registration rights. The RRA Holders (other than the Founder Holder (as defined in the Registration Rights Agreement)) may not sell any Registrable Securities (as defined in the Registration Rights Agreement) for the 180 day period beginning on April 4, 2022, except as otherwise permitted by the Registration Rights Agreement. The description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Registration Rights Agreement, which is attached as Exhibit 99.5 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit Number	Description of Exhibits

99.5.	Registration Rights Agreement (incorporated by reference to the Issuer’s Form 8-K filed on April 5, 2022.

99.6	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MIH Learning B.V.

Date: April 6, 2022

	By:	/s/ Serge de Reus
Name: Serge de Reus
Title: Director

Prosus N.V.

Date: April 6, 2022

	By:	/s/ Basil Sgourdos
Name: Basil Sgourdos
Title: CFO

Naspers Limited

Date: April 6, 2022

	By:	/s/ Basil Sgourdos
Name: Basil Sgourdos
Title: CFO

SCHEDULE A

ENTITIES

Entity	Name, state or other place of organization	Address of the principal business and principal office

MIH Learning B.V.	The Netherlands	Symphony Offices, Gustav Mahlerplein 5 1082MS Amsterdam The Netherlands

MIH Edtech Holdings B.V.	The Netherlands	Symphony Offices, Gustav Mahlerplein 5 1082MS Amsterdam The Netherlands

MIH ecommerce Holdings B.V.	The Netherlands	Symphony Offices Gustav Mahlerplein 5 1082 MS Amsterdam The Netherlands

MIH Internet Holdings B.V.	The Netherlands	Symphony Offices, Gustav Mahlerplein 5 1082 MS Amsterdam The Netherlands

Prosus N.V.	The Netherlands	Symphony Offices, Gustav Mahlerplein 5 1082 MS Amsterdam The Netherlands

Naspers Limited	South Africa	Media24 Centre 40 Heerengracht Cape Town South Africa 8001

SCHEDULE B

DIRECTORS AND OFFICERS

The name, country of citizenship and current principal occupation or employment of each of the Directors and Officers are set forth below.

MIH Learning B.V.

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)

Serge de Reus	The Netherlands	Group Head of Tax, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands

Alexandra Bran	Romania	Finance Director Edtech Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands

Kristel Everdien Tijsterman	The Netherlands	Group Tax Director, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands

MIH Edtech Holdings B.V.

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)

Serge de Reus	The Netherlands	Group Head of Tax, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands

Martin Tschopp	Dual: Switzerland/United States	Ventures CEO, NNV New Ventures Inc, 201 Spear Street, Suite 1650, San Francisco, CA 94105, United States of America

MIH e-commerce Holdings B.V.

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)

Serge de Reus	The Netherlands	Group Head of Tax, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands

Jan Adriaan Emanuel Freeke	The Netherlands	Tax Director, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands

Petrus Jacobus Pretorius Olivier	South Africa	Corporate CFO, MIH e-commerce Holdings (Pty) Ltd, WeWork the Link, 173 Oxford Road, 2196 Rosebank, Johannesburg, South Africa

MIH Internet Holdings B.V.

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)

Serge de Reus	The Netherlands	Group Head of Tax, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands

Emily Frances Barker	The Netherlands and Australia	Head of Legal – Corporate, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands

Nicolaas Jacobus Marais	South Africa	General Manager Finance, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands

Jaco van der Merwe	The Netherlands	Head of Treasury, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands

Prosus N.V.

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)

Bob van Dijk	The Netherlands	Executive director and chief executive: Prosus N.V. and Naspers Limited Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands

Vasileios Sgourdos	Dual: South Africa/Greece	Financial Director and executive director: Prosus N.V. and Naspers Limited 3505-6, 35th Floor Tower 2, Lippo Centre 89 Queensway, Admiralty Hong Kong

Jacobus Petrus Bekker	Dual: South Africa/The Netherlands	Non-executive chair: Prosus N.V. and Naspers Limited 40 Heerengracht Cape Town 8001

Hendrik Jacobus du Toit	Dual: South Africa/United Kingdom	Chief executive: Investec Asset Management and Non-executive director: Prosus N.V. and Naspers Limited 55 Gresham Street London EC2V 7EL United Kingdom

Angelien Gertruda Zinnia Kemna	The Netherlands	Non-executive director: Prosus N.V. and Naspers Ltd. Symphony Offices, Gustav Mahlerplein 5,1082 MS Amsterdam, The Netherlands

Craig Lawrence Enenstein	United States	Chief executive officer: Corridor Capital and Non-executive director: Prosus N.V. and Naspers Limited 12400 Wilshire Boulevard, Suite 645, Los Angeles CA 90025

Manisha Girotra	India	Chief Executive Officer of Moelis India Non-executive director: Prosus N.V. and Naspers Limited Moelis & Company, 1501, Tower 1, One Indiabulls Centre, Elphinstone Road West, Mumbai, 400013, India

Rachel Catharina Cornelia Jafta	South Africa	Professor: Stellenbosch University and Non-executive director: Prosus N.V. and Naspers Limited Dept. Economics Room 516, Schumann Building Bosman Street Stellenbosch 7600

Francis Lehlohonolo Napo Letele	South Africa	Chair: MultiChoice and Non-executive director: Prosus N.V. and Naspers Limited MultiChoice City 144 Bram Fischer Dr Randburg 2194

Debra Meyer	South Africa	Professor: University of Johannesburg (UJ) and Non-executive director: Prosus N.V. and Naspers Limited Faculty of Science C Ring 212 Kingsway Campus Aucklandpark 2006

Roberto Oliveira de Lima	Brazil	Non-executive director: Prosus N.V. and Naspers Limited Symphony Offices, Gustav Mahlerplein 5,1082 MS Amsterdam, The Netherlands

Stephan Joseph Zbigniew Pacak	Dual: South Africa/United Kingdom	Non-executive director: Prosus N.V. and Naspers Limited 40 Heerengracht Cape Town 8001

Mark Remon Sorour	South Africa	Executive director and chief investment officer: Prosus N.V. and Naspers Limited 40 Heerengracht Cape Town 8001

Jacobus du Toit Stofberg	Dual: South Africa/United Kingdom	Non-executive director: Prosus N.V. and Naspers Limited 40 Heerengracht Cape Town 8001

Ying Xu	China	President of Wumei Technology Group Non-executive director: Prosus N.V. and Naspers Limited, 158-1 4th West Ring Road, Beijing, China 100142

Naspers Limited

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)

Jacobus Petrus Bekker	Dual: South Africa/The Netherlands	Non-executive chair: Naspers Limited and Prosus N.V. 40 Heerengracht Cape Town 8001

Bob van Dijk	The Netherlands	Executive director and chief executive: Naspers Limited and Prosus N.V. Symphony Offices, Gustav Mahlerplein 5,1082 MS Amsterdam, The Netherlands

Vasileios Sgourdos	Dual: South Africa/Greece	Financial Director: Naspers Limited and Prosus N.V. 3505-6, 35th Floor Tower 2, Lippo Centre 89 Queensway, Admiralty Hong Kong

Mark Remon Sorour	South Africa	Executive director and chief investment officer: Naspers Limited and Prosus N.V. 40 Heerengracht Cape Town 8001

Hendrik Jacobus du Toit	Dual: South Africa/United Kingdom	Chief executive: Investec Asset Management and Non-executive director: Naspers Limited and Prosus N.V. 55 Gresham Street London EC2V 7EL United Kingdom

Craig Lawrence Enenstein	United States	Chief executive officer: Corridor Capital and Non-executive director: Naspers Limited and Prosus N.V. 12400 Wilshire Boulevard, Suite 645, Los Angeles CA 90025

Manisha Girotra	India	Chief Executive Officer of Moelis India Non-executive director: Prosus N.V. and Naspers Limited Moelis & Company, 1501, Tower 1, One Indiabulls Centre, Elphinstone Road West, Mumbai, 400013, India

Rachel Catharina Cornelia Jafta	South Africa	Professor: Stellenbosch University and Non-executive director: Naspers Limited and Prosus N.V. Dept. Economics Room 516, Schumann Building Bosman Street Stellenbosch 7600

Francis Lehlohonolo Napo Letele	South Africa	Chair: MultiChoice and Non-executive director: Naspers Limited and Prosus N.V. MultiChoice City 144 Bram Fischer Dr Randburg 2194

Debra Meyer	South Africa	Professor: University of Johannesburg (UJ) and Non-executive director: Naspers Limited and Prosus N.V. Faculty of Science C Ring 212 Kingsway Campus Aucklandpark 2006

Roberto Oliveira de Lima	Brazil	Non-executive director: Naspers Limited and Prosus N.V. 40 Heerengracht Cape Town 8001

Stephan Joseph Zbigniew Pacak	Dual: South Africa/United Kingdom	Non-executive director: Naspers Limited and Prosus N.V. 40 Heerengracht Cape Town 8001

Jacobus du Toit Stofberg	Dual: South Africa/United Kingdom	Non-executive director: Naspers Limited and Prosus N.V. 40 Heerengracht Cape Town 8001

Sharmistha Dubey	Dual: India/United States	Non-executive director: Naspers Ltd. 40 Heerengracht Cape Town 8001

Ying Xu	China	President of Wumei Technology Group Non-executive director: Prosus N.V. and Naspers Limited 158-1 4th West Ring Road, Beijing, China 100142

Angelien Gertruda Zinnia Kemna	The Netherlands	Non-executive director Prosus N.V. and Naspers Ltd. Symphony Offices, Gustav Mahlerplein 5,1082 MS Amsterdam, The Netherlands